January 22, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 001-33500

Dear Mr. Rosenberg:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2012 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in italicized type. Please note that the headings and numbering set forth below correspond to the headings and numbering contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

1.	Although you disclose the impact of volume increases separately from price increases on your product sales, you do not appear to discuss the underlying causes. Please provide us proposed revised disclosure to be included in future periodic reports that elaborates on why volume and prices changed.

The Company acknowledges the Staff’s comment and in its future periodic reports, the Company will enhance its disclosures to include an indication of the underlying reasons for price and volume changes when such underlying reasons are material and determinable. With respect to the Staff’s request for proposed revised disclosure, although the Company believes that it has provided the information necessary to an understanding of changes in its results of operations in the Form 10-K and subsequent Quarterly Reports on Form 10-Q, the Company proposes the following revised disclosure as an example of how the Company would elaborate on the underlying reasons for volume and price changes in response to the Staff’s comment. The following sample revised disclosure elaborates on the increase in Xyrem product sales from 2010 to 2011:

Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland p 353.1.634.7800 f 353.1.634.7850	Jazz Pharmaceuticals plc. Registered in Ireland (company number 399192). Registered Office: Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland. Directors: Bruce C. Cozadd - Chairman (USA), Paul L. Berns (USA), Patrick G. Enright (USA), James C. Momtazee (USA), Seamus Mulligan, Kenneth W. O’Keefe (USA), Catherine A. Sohn (USA), Rick E Winningham (USA)

U.S. Securities and Exchange Commission

January 22, 2013

“Xyrem product sales increased in 2011 compared to 2010 primarily due to a higher average net selling price in the 2011 period resulting from price increases that we instituted in 2011 and, to a lesser extent, an increase in sales volume of 11% in 2011. Price increases were instituted based on market analysis. The increase in sales volume in the 2011 period was primarily driven by an increase in the average number of patients on Xyrem, which we believe resulted primarily from targeting newly identified physicians treating narcolepsy patients which led to a growing number of first time prescription fills, as well as increases over the 2010 period in the number of patients who continued to refill their Xyrem prescriptions as a result of our efforts to improve patient support services.”

As noted above, to the extent the underlying reasons for price and volume changes disclosed in the Company’s future periodic reports are material and determinable, the Company will provide disclosure similar in scope to the above that elaborates on such reasons.

Contractual Obligations, page 62

2.	Please provide additional disclosure to be provided in future filings to quantify potential amounts relating to your milestones, royalty payments, and contractual payments that have been omitted from the table of contractual obligations or provide a cross reference to a discussion that is provided elsewhere in the filing if applicable.

In response to the Staff’s comment, the Company proposes to revise the presentation of its contractual obligations in its future filings, commencing with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”), to include additional disclosure that quantifies potential amounts that have been omitted from the table of contractual obligations, which revised disclosure will be made in substantially the form presented on Exhibit A hereto.

Stock Based Compensation, page F-22

3.	Please provide proposed disclosure to be provided in future periodic reports of the range of expected volatilities used as required by ASC 718-10-50-2(f)(2). In addition, tell us the name(s) of the peer group you use and how this peer group is similar to you in size, resources, and industry. Further, explain why you feel including the historic volatility of a peer group in your volatility analysis provides a better indicator than your historical volatility.

In response to the Staff’s comment, the Company respectfully notes that, prior to 2012, the trading history of the Company’s common shares was less than the expected term of options granted to employees. In this regard, the common shares of the Company’s predecessor, Jazz Pharmaceuticals, Inc., did not commence trading until June 1, 2007. Accordingly, the Company supplemented its analysis of its historical and implied volatilities with the historical volatilities of common stock of peer companies over the period equal to the expected term of the options.

The companies included in the peer group were as follows: Acorda Therapeutics, Inc.; Alkermes, Inc.; Auxilium Pharmaceuticals, Inc.; Depomed, Inc.; Enzon Pharmaceuticals, Inc.; Isis Pharmaceuticals, Inc.; ISTA Pharmaceuticals, Inc.; InterMune Inc.; The Medicines Company; Onyx Pharmaceuticals, Inc.; Questcor Pharmaceuticals, Inc.; Salix Pharmaceuticals, Ltd.; Santarus, Inc.; and ViroPharma Incorporated. The peer group companies each operated in the pharmaceutical industry, had annual revenues of less than $0.5 billion in their most recent fiscal year as reported in annual reports on Form 10-K filed with the Commission prior to December 31, 2011 (which compares to the Company’s annual revenue of $272 million for the year ended December 31, 2011), and had less than 1,000 employees (which compares to the Company’s 431 regular employees at February 21, 2012).

U.S. Securities and Exchange Commission

January 22, 2013

The Company also respectfully advises the Staff that, beginning in the fiscal year ended December 31, 2012, the Company now relies only on historical and implied volatilities of its own common shares (including those of its predecessor, Jazz Pharmaceuticals, Inc.) since the Company has now accumulated a sufficient trading history to measure historical volatility over a period equal to the expected term of the options it grants to employees.

The Company notes that ASC 718-10-50-2(f)(2) requires disclosure of the range of expected volatilities if different volatilities are used during the contractual term of a stock-based compensation award. In this regard, the Company respectfully advises the Staff that it does not use different volatilities during the expected term of an option and relies on a single volatility estimate that can be different for different option grants. In the Company’s future periodic reports, as applicable, the Company will include disclosure in substantially the following form to address this point:

“We use a single volatility estimate for each option grant. The weighted average volatility is determined by calculating the weighted average of volatilities for all options granted in a given year.”

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Consolidated Financial Statements

2.	Business Combinations

4.	On pages 11 and 12, you disclose your preliminary purchase price allocations for your Azur Merger and EUSA Acquisition, respectively. Please provide us proposed disclosure to be included in future periodic reports that:

•

Removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. In this regard, you use the terms “purchase price” or “purchase price allocation” in your pro forma financial information reflecting the Azur Merger in your Form 8-K filed on February 28, 2012.

•

Specifically identifies which assets, liabilities or items of consideration are preliminary or provisional, the reasons why your initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period as required by ASC 805-10-50-6.

The Company acknowledges the Staff’s comment included in the first bullet point above and will revise its future periodic reports, as applicable, to replace all references to a purchase price allocation with references to the fair values of assets acquired and liabilities assumed in the Azur Merger and EUSA Acquisition under the acquisition method of accounting. The Company also acknowledges the Staff’s comment included in the second bullet point above and will revise its future periodic reports, as applicable, to specifically identify assets, liabilities and items of consideration which are preliminary or provisional, the reasons why its initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period. The Company is currently in the process of evaluating whether any measurement period adjustments are required to be recorded in the fourth quarter of 2012 related to pre-acquisition contingencies, income taxes and residual goodwill. At the present time, the Company is not aware of any significant measurement period adjustments and expects to finalize its evaluation of the initial accounting for the Azur Merger and EUSA Acquisition as of December 31, 2012. The Company will provide updated disclosure in the 2012 Form 10-K, as applicable.

In response to the Staff’s request for proposed disclosure to be included in future periodic reports that reflects the foregoing, the disclosures included in the final five paragraphs under each of the headings “–Merger with Azur Pharma” and “–Acquisition of EUSA Pharma” on pages 11 through 13 of the Form 10-Q would be replaced with the proposed disclosure substantially as set forth on Exhibit B hereto in the applicable future periodic reports, commencing with the 2012 Form 10-K, which assumes that the evaluation of the initial accounting for both the Azur Merger and the EUSA Acquisition will be complete and no measurement period adjustments to assets, liabilities or other items of consideration related to these transactions will be made.

U.S. Securities and Exchange Commission

January 22, 2013

Merger with Azur Pharma, page 10

5.	Regarding the $325 million in acquired developed technologies, please provide us disclosure to be provided in future periodic reports disaggregating the amount of total intangible assets acquired by name of each acquired technology and its estimated fair value.

In response to the Staff’s comment, the Company will, commencing with the 2012 Form 10-K, revise its disclosure to disaggregate the amount of total intangible assets acquired to provide the name of each acquired technology and its estimated fair value. The proposed revised disclosure reflecting the foregoing is set forth on Exhibit B hereto under the heading “Merger with Azur Pharma.”

Acquisition of EUSA Pharma, page 11

6.	Regarding the $616.9 million in acquired developed technologies, please provide us disclosure to be provided in future periodic reports disaggregating the amount of total intangible assets acquired to provide the name of each acquired technology and its estimated fair value.

In response to the Staff’s comment, the Company will, commencing with the 2012 Form 10-K, revise its disclosure to disaggregate the amount of total intangible assets acquired to provide the name of each acquired technology and its estimated fair value. The proposed revised disclosure reflecting the foregoing is set forth on Exhibit B hereto under the heading “Acquisition of EUSA Pharma.”

9. Shareholders’ Equity

Shares and Additional Paid-In Capital, page 21

7.	Please provide us proposed disclosure to be included in future periodic reports that clarifies where in your financial statements you recorded the $25.3 million paid on behalf of certain employees related to the net share settlement of exercised share options in connection with the Azur Merger. Please separately reference for us the authoritative literature you relied upon to support your accounting.

In response to the Staff’s comment, the Company will, commencing with the 2012 Form 10-K, revise its future periodic reports, as applicable, to include substantially the following disclosure:

“In 2012, we paid $25.3 million of income tax withholdings on behalf of certain employees of Jazz Pharmaceuticals, Inc. related to the net share settlement of exercised share options in connection with the Azur Merger. The number of shares issued to employees upon the net share settlement of the exercised share options was decreased by a number of shares having a total fair value on the date of the net share settlement equal to the amount of the income tax withholdings paid. The $25.3 million of income tax withholdings paid was recorded as a reduction to additional paid-in capital.”

The Company also respectfully advises the Staff that it believes that the payment of minimum statutory income tax withholdings on behalf of the employees and issuing shares net of those withholdings is substantially similar to a direct repurchase of treasury stock from the employees. Therefore, consistent with the guidance in ASC Topic 505-30-30-8 for treasury stock purchased for retirement or for constructive retirement, the fair value of the shares retained by the Company equal to the amount necessary to satisfy the minimum statutory income tax withholdings was deducted from shareholders’ equity.

U.S. Securities and Exchange Commission

January 22, 2013

14. Discontinued Operations, page 24

8.	Please explain to us why you do not allocate a tax benefit to your discontinued operations when the disposed women’s health business was acquired in the Azur Merger and Azur historically reported a tax provision. Please reference for us the authoritative literature you rely upon to support your accounting.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company allocates its tax provision between continuing operations and discontinued operations in accordance with ASC Topic 740-20-45-12 and Example 2 in ASC Topic 740-20-55-8. As a matter of background, the value of, and profit and the losses attributable to, the women’s health business were both prior to and after the Azur Merger substantially recognized and held outside of the United States in a non-taxable jurisdiction where a tax benefit is not available. During the three and nine months ended September 30, 2012, the women’s health business did generate a profit attributable to the United States but the resulting tax expense was offset by the utilization of the Company’s net operating loss carried forward. After conducting its evaluation under ASC Topic 740-20-45-12 and Example 2 in ASC Topic 740-20-55-8, the Company determined that total tax expense for the three and nine months ended September 30, 2012 was not affected by the women’s health business, and as a result no income tax was allocated to discontinued operations.

15. Income Tax, page 25

9.	Please explain to us why you record a full valuation allowance against your US deferred tax assets. In this regard, it appears that your US operations have been profitable since 2010 and that you expect revenues to continue to grow and operating profits to continue to be positive. In addition, in risk factors on pages 64 and 65 you disclose that you plan to fully utilize the US net operating losses of Jazz Pharmaceuticals, Inc. prior to their expiration and imply that the Azur Merger transaction with Jazz Pharmaceuticals, Inc. did not result in an ownership change under Section 382 of the Internal Revenue Code limiting your use of those net operating loss carryforwards.

The Company advises the Staff that its conclusion to record a full valuation allowance against its U.S. deferred tax assets as of September 30, 2012 was based on a comprehensive review undertaken pursuant to ASC 740-10-30 and related interpretative guidance. Under ASC 740-10-30-5(e), deferred tax assets are required to be reduced “by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.” ASC 740-10-30-17 requires that all available evidence, both positive and negative, be considered to determine whether a valuation allowance for deferred tax assets is needed. ASC 740-10-30-21 further states that forming a conclusion that a valuation allowance is not needed may be difficult when there is significant negative evidence.

As a preliminary matter, the Company respectfully advises the Staff that the Company does not believe that the Azur Merger resulted in an ownership change under Section 382 of the Internal Revenue Code that would limit its use of the U.S. net operating loss carryforwards of Jazz Pharmaceuticals, Inc. (the “NOLs”). Accordingly, the Company’s conclusion with respect to the recording of the full valuation allowance was not based on a determination that an ownership change had occurred; rather, its conclusion was based on uncertainty with respect to its ability to generate sufficient future taxable income before the expiration dates of the NOLs, as discussed on page 64 of the Form 10-Q and as explained in further detail below.

As of September 30, 2012, the Company concluded that in its judgment a full valuation allowance was required considering the relative impact of all positive and negative evidence that then existed, and the weight accorded to each, including an evaluation of cumulative income (losses) in recent

U.S. Securities and Exchange Commission

January 22, 2013

years, future sources of taxable income, and significant risks and uncertainties related to the Company’s business. In particular, the Company concluded that as a result of these risks and uncertainties, there existed significant unsettled circumstances that could adversely affect future operations and profit levels on a continuing basis in future periods. The Company stated this conclusion on page 25 of the Form 10-Q as follows: “[b]ased on available objective evidence, management believes it is more likely than not that these deferred tax assets are not recognizable and will not be recognizable until we have sufficient taxable income because of the risks and uncertainties described in Note 1.”

In considering the factors expected to be materially impactful to operations and profit levels on a continuing basis in future periods, the Company advises the Staff that the Company’s financial results have been substantially dependent on sales of Xyrem, which accounted for 67% of the Company’s net product sales for the nine months ended September 30, 2012, and that significant risks and uncertainties existed at September 30, 2012 with respect to the Company’s ability to maintain or increase sales of Xyrem. The Company devoted three paragraphs in the overview section of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Form 10-Q to discuss such risks and uncertainties (see page 28 of the Form 10-Q), as well as an entire separate subset of risk factors specifically related to Xyrem (see pages 39-42 of the Form 10-Q). In reaching its conclusion not to reverse all or any portion of the valuation allowance as of September 30, 2012, the Company evaluated and weighed the then-current status of all the applicable circumstances, including various regulatory matters, such as its Risk Evaluation and Mitigation Strategy, or REMS, documents for Xyrem, the Xyrem product label and the warning letter we received from the FDA in October 2011 and the Form FDA 483 we received in May 2012 covering certain aspects of our adverse event reporting system, as well as the timing and uncertainty of the outcome of the Company’s ANDA litigation with Roxane Laboratories, Inc. The Company also evaluated and weighed the status of then ongoing significant integration and acquisition restructuring efforts after the Azur Merger and the EUSA Acquisition.

The Company had substantial efforts underway as of September 30, 2012 to address the significant risks and uncertainties described above with respect to Xyrem and other critical risks affecting its business, all of which directly relate to the generation of taxable income. However, as of that date, management believed that additional progress was needed to reduce these risks and uncertainties before the weight of available evidence would support a conclusion that it is more likely than not that the U.S. deferred tax assets would be realizable. Accordingly, principally as a result of these risks and uncertainties, the Company concluded that, in its judgment, under ASC 740-10-30, it was more likely than not at September 30, 2012 that the U.S. deferred tax assets would not be realized.

While the Company is still in the process of finalizing its analysis, the Company advises the Staff that for the fourth quarter of 2012, it expects to reverse all or a portion of the valuation allowance against its U.S. deferred tax assets in light of developments that have changed the Company’s assessment of probability that the U.S. deferred tax assets would be realizable. Upon reversal of the valuation allowance, the Company would record a tax benefit and provide updated disclosure in future periodic reports, as applicable.

U.S. Securities and Exchange Commission

January 22, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business and Financial Overview, page 27

10.	Regarding your development pipeline activities, please provide us proposed disclosure to be included in future periodic reports, that includes the following for each of your research and development projects:

•	The nature, objective, and current status of the project;

•	The costs incurred during each period presented and to date;

•	The nature of efforts and steps necessary to complete the project;

•	The risks and uncertainties associated with completing development;

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•

Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

As an initial matter, the Company respectfully advises the Staff that for the nine months ended September 30, 2012, the Company reported total research and development expenses of $13.2 million, representing approximately 5% of the Company’s total operating expenses and 3% of net product sales for the same period. Although the Company’s financial results for the full year of 2012 are not yet finalized or reported, these percentages are expected to be similar when the Company’s full year results are finalized. In addition, as of September 30, 2012, the Company reported $189.8 million of cash and cash equivalents. The Company’s also respectfully advises the Staff that its current research and development projects generally fall into three categories: line extensions for existing products; the generation of additional clinical data for existing products; and clinical development of new product candidates.

The Company’s believes that the Staff’s comment is based at least in part on guidance provided in the Commission’s Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” dated March 31, 2001 (also included in Section II.R.2 of the Division of Corporation Finance Current Accounting and Disclosure Issues (August 31, 2001)). The Company respectfully notes that this guidance encourages enhanced disclosure of research and development activities and costs by biotechnology registrants that incur significant research and development expenses that may represent a majority (or more) of total operating expenses. As discussed above, the Company does not believe that the Company falls into this category of registrants because the Company’s research and development costs do not comprise a significant portion of its total operating expenses. The Company also respectfully notes that the above guidance states that the information set forth in at least the first five bullets included in the Staff’s comment should be provided with respect to each of the Company’s “major” research and development projects or groups of related projects. While the Company’s research and development activities are important to the Company, the Company respectfully advises the Staff that, as of September 30, 2012 and December 31, 2012, no individual research and development project (or group of related projects) was “major,” in that no project or group of related projects was expected to be individually material to the Company’s cash flows or its results of operations. Moreover, in light of the Company’s current financial condition and the level of its research and

U.S. Securities and Exchange Commission

January 22, 2013

development expenses, (i) there is not a material risk that the Company’s ongoing liquidity is not sufficient to complete any of its current projects; and (ii) the expenses related to any current individual research and development project (or group of related projects) are not material to the Company. The Company acknowledges that, in the future, as the Company pursues and executes on one aspect of its stated strategy – namely, to build a post-discovery pipeline of line extensions and new product candidates, the Company may have one or more development projects (and/or a group of related projects) that are “major,” and thus that it may become appropriate for the Company to include in its reports more detailed disclosure associated with these projects. The Company expects that such disclosure would include the information set forth in the bullet points in the Staff’s comment, as applicable to each project (or group of related projects) and as is capable of being reliably determined.

The Company also respectfully advises the Staff that the Company does not track research and development costs separately for each of its development projects. In this regard, the Company does not believe that accumulating or disclosing research and development costs on a project-by-project basis would materially assist investors in better understanding the Company’s business or the impact of its current research and development projects on its operating results because of the relatively minimal level of expenses associated with each project and because these costs, even in the aggregate, currently do not represent a material portion of the Company’s total operating expenses. The Company respectfully advises the Staff that if and when the Company engages in one or more major research and development projects (or groups of related projects), the Company may begin to track research and development expenses directly related to a project or group of projects and intends to make appropriate disclosures at such time, consistent with the level of disclosure requested in the Staff’s comment.

In light of the above, the Company therefore proposes to include revised disclosure under the subheading “—Research and Development Expenses” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s future periodic reports (commencing with the 2012 Form 10-K) describing the fact that the Company does not track research and development expenditures on a specific project-by-project basis. The proposed disclosure, which is as of September 30, 2012 and is based on the Company’s disclosure included in the Form 10-Q, would be updated to reflect expenses as of December 31, 2012, and would read substantially as follows:

“Research and Development Expenses

Research and development expenses were higher in the three and nine months ended September 30, 2012 compared to the same periods in 2011 by $4 million and $3 million, respectively, primarily due to ongoing research and development programs that we acquired as part of the EUSA Acquisition and, to a lesser extent, an increase in other development costs, including an increase in headcount-related expenses. We expect research and development expenses to be higher in 2012 than in 2011 as our development activities increased in 2012.

We do not track our research and development expenses on a project-by-project basis. No individual research and development project, or group of related projects, was, or is currently expected to be, material to our cash flows or results of operations. Factors considered include research and development expenses projected to be incurred for each project over the next year relative to our total operating expenses, as well as qualitative factors, such as the impact an approved line extension or new product would have on our cash flows or results of operations. A discussion of the risks and uncertainties with respect to our research and development activities, including completing the development of our product candidates, and the consequences to our business, financial position and growth prospects can be found in in Part II Item 1A of this Quarterly Report on Form 10-Q.”

U.S. Securities and Exchange Commission

January 22, 2013

Finally, to supplement the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company would include disclosure in substantially the following form under the subheading “—Research and Development Projects” in the “Business” section of the 2012 Form 10-K, with appropriate material updates in Quarterly Reports on Form 10-Q filed thereafter. This revised disclosure is based on the Company’s research and development projects as of September 30, 2012, and would be updated to reflect such projects as of December 31, 2012.

“Research and Development Projects

Our development pipeline projects currently include line extensions for existing products, the generation of additional clinical data for existing products, and clinical development of new product candidates. These projects include two trials involving Erwinaze (asparaginase Erwinia chrysanthemi): an ongoing pharmacokinetic clinical trial of the intravenous administration of Erwinaze designed to enroll up to 25 patients with acute lymphoblastic leukemia, or ALL, with hypersensitivity to E. coli-derived asparaginase in the United States and Canada; and a planned clinical trial including pharmacokinetic measures to evaluate the efficacy of Erwinaze in adolescents and young adults with ALL who are hypersensitive to E. coli-derived asparaginase, which is expected to begin in the second half of 2013. In addition, we are continuing the development of two product candidates acquired as part of the EUSA Acquisition. These development activities include a Phase I clinical trial in Europe of Asparec (mPEG-r-crisantaspase), a pegylated recombinant Erwinia asparaginase for the treatment of patients with ALL with E. coli asparaginase hypersensitivity; and a Phase III clinical trial in Europe of Leukotac (inolimomab), an anti-CD25 monoclonal antibody for the treatment of steroid-refractory acute graft vs. host disease. We also submitted a New Drug Application, or NDA, to the FDA in November of 2011 seeking approval of Versacloz (clozapine, USP) oral suspension indicated for treatment-resistant schizophrenia.”

In the future, if the Company has one or more development projects (and/or a group of related projects) that are major, the Company undertakes to include in its reports more detailed disclosure associated with these projects and expects that such disclosure would include the information set forth in the bullet points in the Staff’s comment, as applicable to each project (or group of related projects) and as is capable of being reliably determined.

Item 1A. Risk Factors, page 39

11.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please provide us proposed risk factor disclosure to be included in future periodic reports that states this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In response to the Staff’s comment, commencing with the 2012 Form 10-K, the Company will include the requested risk factor disclosure and risk factor heading in substantially the following form:

“Our auditor, like other independent registered public accounting firms operating in Ireland and a number of other European countries, is not currently permitted to be subject to inspection by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and as such, our investors currently do not have the benefits of PCAOB oversight.

U.S. Securities and Exchange Commission

January 22, 2013

As an auditor of companies that are publicly traded in the United States and as a firm registered with the PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and the professional standards of the PCAOB. However, because our auditor is located in Ireland, a jurisdiction where the PCAOB is currently unable to conduct inspections, our auditor is not currently inspected by the PCAOB. Inspections of other auditors conducted by the PCAOB outside of Ireland have at times identified deficiencies in those auditor’s audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Ireland prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. In addition, the inability of the PCAOB to conduct auditor inspections in Ireland makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors located outside of Ireland that are subject to regular PCAOB inspections. As a result, our investors are deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.”

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson
Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Kathryn E. Falberg, Executive Vice President and Chief Financial Officer

Suzanne Sawochka Hooper, Executive Vice President and General Counsel

Sean O’Keefe, KPMG

Fran Schulz, Ernst & Young LLP

Chadwick Mills, Cooley LLP

U.S. Securities and Exchange Commission

January 22, 2013

EXHIBIT A

Contractual Obligations

The table below presents a summary of our contractual obligations as of December 31, 2012.

Payments Due By Period
Contractual Obligations (1)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
(In thousands)
Term loan—principal (2)	$	$	$	$	$
Term loan—interest (2)
Purchase obligations (3)
Operating lease obligations (4)
Revolving credit facility (2)(5)
Contingent consideration obligation (6)

Total	$	$	$	$	$

(1)	This table does not include potential future milestone payment or royalty obligations to third parties under asset purchase, product development and license agreements as the timing and likelihood of such milestone payments are not known, and, in the case of royalty obligations, as the amount of such obligations are not estimable. Potential future milestone payments to third parties under these agreements could be up to an aggregate of $XX million, of which up to $120 million will become due and payable to Elan upon achievement of certain net sales milestones for Prialt. The remainder would become due and payable to other third parties upon the achievement of certain developmental, clinical, regulatory and/or commercial milestones, the timing and likelihood of which are not known. We are also obligated under these agreements to pay royalties on net sales of certain products at specified rates, which royalties are dependent on future product sales and are not provided for in the table above as they are not estimable.
(2)	In June 2012, we entered into a credit agreement that provides for a term loan in an aggregate principal amount of $475.0 million, which matures in June 2018, and a $100.0 million revolving credit facility, which matures in June 2017. In June 2012, we borrowed $475.0 million under the term loan, and we repaid principal of $XX million in 2012. The interest rate was XX% at December 31, 2012, which we used to estimate interest owed on the term loan until the final maturity date.
(3)	Includes non-cancelable commitments to third party manufacturers.
(4)	Includes the minimum lease payments for our office buildings and automobile lease payments for our sales force.
(5)	The revolving credit facility described in note (2) has a commitment fee payable on the undrawn amount ranging from 0.25% to 0.50% per annum based upon our secured leverage ratio. In the table above, we used a rate of XX% and assumed undrawn amounts of $100.0 million to estimate commitment fees owed. No amount was borrowed under the revolving credit facility as of December 31, 2012.
(6)	This amount represents a contingent payment of $50.0 million that we agreed to make under the EUSA Acquisition Agreement if Erwinaze achieves U.S. net sales of $124.5 million or greater in 2013. The amount set forth in the table has not been probability adjusted or discounted. The fair value of this contingent consideration as of December 31, 2012 was $XX million and was recorded as a non-current liability on our consolidated balance sheet.

U.S. Securities and Exchange Commission

January 22, 2013

EXHIBIT B

Merger with Azur Pharma

…

The fair values of assets acquired and liabilities assumed at the closing date of the Azur Merger are summarized below (in thousands):

Cash and cash equivalents	$81,751
Accounts receivable (1)	12,975
Inventories	15,344
Property and equipment	370
Intangible assets	325,000
Goodwill	201,524
Other assets	4,862
Accounts payable and accrued liabilities	(52,148)
Purchased product rights liability	(11,899)
Above market lease obligation	(1,315)

Total acquisition consideration	$576,464

(1)	The estimated fair value of trade receivables acquired was $13.0 million. The gross contractual amount of trade receivables was $13.6 million and was recorded net of allowances for wholesaler chargebacks related to government rebate programs and cash discounts for prompt payment. We expect that $0.6 million of the gross contractual amount of trade receivables will be uncollectible.

The intangible assets as of the closing date of the Azur Merger included (in thousands):

Acquired developed technologies:
Prialt	$231,000
Women’s health products	49,000
FazaClo HD	18,000
FazaClo LD	18,000
Other central nervous system products	7,000

323,000

In-process research and development:
Clozapine OS	2,000

Total intangible assets	$325,000

Intangible assets related to acquired developed technologies reflect the estimated fair value of the rights we acquired to those products in the Azur Merger. The fair value was determined using an income approach, which recognizes that the fair value of an asset is premised upon the expected receipt of future economic benefits such as earnings and cash inflows based on current sales projections and estimated direct costs for each product line. Indications of value are developed by discounting these benefits to their present worth at a discount rate that reflects the current return requirements of the market. Acquired developed technologies are finite-lived intangible assets and are being amortized over their estimated lives ranging from two to 15 years.

EXHIBIT B (cont’d)

The excess of the total acquisition consideration over the fair value amounts assigned to the assets acquired and the liabilities assumed represents the goodwill amount resulting from the Azur Merger. We believe that the factors that contributed to goodwill include synergies that are specific to our consolidated business and not available to market participants and the acquisition of a talented workforce that expands our expertise in business development and commercializing pharmaceuticals products, as well as other intangible assets that do not qualify for separate recognition. We do not expect any portion of this goodwill to be deductible for tax purposes.

Acquisition of EUSA Pharma

…

The fair values of assets acquired and liabilities assumed at the closing date of the EUSA Acquisition are summarized below (in thousands):

Cash and cash equivalents	$54,117
Accounts receivable (1)	23,354
Inventories	36,360
Prepaid assets	6,212
Property and equipment	764
Intangible assets	616,970
Goodwill	206,452
Other assets	436
Accounts payable and accrued liabilities	(44,502)
Deferred tax liability	(186,591)
Other liabilities	(74)

Total acquisition consideration	$713,498

(1)	The estimated fair value of trade receivables acquired was $23.4 million. The gross contractual amount of trade receivables was $25.1 million and was recorded net of allowances for wholesaler chargebacks related to government rebate programs, cash discounts for prompt payment and doubtful accounts. We expect that $1.7 million of the gross contractual amount of trade receivables will be uncollectible.

EXHIBIT B (cont’d)

The intangible assets as of the closing date of the EUSA Acquisition included (in thousands):

Acquired developed technologies:
Erwinaze/Erwinase	$472,000
Caphosol and ProstaScint	50,000
Collatamp	21,000
Other pharmaceutical products	41,470

584,470

In-process research and development:
Asparec	30,000
Leukotac	2,500

32,500

Total intangible assets	$616,970

Intangible assets related to acquired developed technologies reflect the estimated fair value of the rights we acquired to those products in the EUSA Acquisition. The fair value was determined using an income approach, which recognizes that the fair value of an asset is premised upon the expected receipt of future economic benefits such as earnings and cash inflows based on current sales projections and estimated direct costs for each product line. Indications of value are developed by discounting these benefits to their present worth at a discount rate that reflects the current return requirements of the market. Acquired developed technologies are finite-lived intangible assets and are being amortized over their estimated lives ranging from two to 14 years.

The excess of the total acquisition consideration over the fair value amounts assigned to the assets acquired and the liabilities assumed represents the goodwill amount resulting from the acquisition. We believe that the factors that contributed to goodwill include synergies that are specific to our consolidated business and not available to market participants and the acquisition of a talented workforce and a platform for developing and commercializing pharmaceuticals products, as well as other intangible assets that do not qualify for separate recognition. We do not expect any portion of this goodwill to be deductible for tax purposes.